August 25, 2010

VIA EDGAR
Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 14, 2010
File No. 333-167483

Dear Mr. Crispino:

We are counsel to MAM Software Group, Inc. (“MAM,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s telephonic comments received on August 23, 2010 (the “Comment Message”).

As requested in the Comment Message, we intend to insert the following language before the last sentence of the first Q&A on page 3 of the Company’s pre-effective amendment to the Registration Statement: “You should not view the intentions of the Wynnefield Persons as a recommendation or other indication by them that the exercise of the subscription rights is in your best interests.”

As further requested in the Comment Message, we intend to insert certain language regarding Wynnefield Capital at the end of the Plan of Distribution section of the Registration Statement.  The last sentence of this section currently reads: “We do not know of any existing agreements between any stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common stock underlying the rights.”  Pursuant to the Staff’s request, we intend to insert the following additional language: “Furthermore, in the event that the Wynnefield Persons were to invest in our shares by participating in this rights offering, Wynnefield Capital, the advisor to the Wynnefield Persons, would not be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, because we have confirmed with representatives of Wynnefield Capital that: (i) they have no intention to purchase securities from us with the view towards the distribution of those securities in connection with this rights offering; (ii) they have no intention to sell or solicit “an offer to buy” for us in connection with the distribution of securities contemplated by this rights offering; and (iii) they have no intention to participate in any endeavor described above.  We determined that Wynnefield Capital’s actions do not rise to the level of participating in this rights offering based on the fact that the terms of this rights offering are conventional and do not favor Wynnefield Capital in any particular manner. In particular, no representative of Wynnefield Capital was a member of the Special Committee that was charged with the responsibility of determining the structure of the deal and the offering price, nor did any representative of Wynnefield Capital seek to influence the deliberations of the committee.  In addition, we have also been advised by representatives of Wynnefield Capital that it is not a broker-dealer nor is it affiliated with a broker-dealer.”

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
August 25, 2010

As further requested in the Comment Message, we intend to insert the following language at the end of the section entitled “THE RIGHTS OFFERING –Intended Purchases:”  “Any shares that Wynnefield Capital receives in the rights offering will be considered control shares and cannot be resold except pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) or if such shares are registered in a subsequent registration statement.”

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch

David E. Danovitch, Esq.

cc: Michael Jamieson